UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Merus N.V.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

N5749R100
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[X] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: N5749R100

1	NAME OF REPORTING PERSON Aglaia Oncology Fund B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 711,854
	6	SHARED VOTING POWER 397,291
	7	SOLE DISPOSITIVE POWER 711,854
	8	SHARED DISPOSITIVE POWER 397,291
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on 16,079,675 Common Shares outstanding as of September 30, 2016, as reported in Merus N.V.’s (the “Issuer”) Form 6-K filed with the Securities and Exchange Commission (“SEC”) on November 7, 2016.

CUSIP No.: N5749R100

1	NAME OF REPORTING PERSON Aglaia Oncology Seed Fund B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 397,291
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 397,291
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 397,291
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on 16,079,675 Common Shares outstanding as of September 30, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on November 7, 2016.

CUSIP No.: N5749R100

1	NAME OF REPORTING PERSON Aglaia BioMedical Ventures B.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,109,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,109,145
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (1)
12	TYPE OF REPORTING PERSON OO

(1) Based on 16,079,675 Common Shares outstanding as of September 30, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on November 7, 2016.

CUSIP No.: N5749R100

1	NAME OF REPORTING PERSON Mark Krul
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,109,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,109,145
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 16,079,675 Common Shares outstanding as of September 30, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on November 7, 2016.

CUSIP No.: N5749R100

1	NAME OF REPORTING PERSON Karl Rothweiler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,109,145
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,109,145
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,109,145
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.9% (1)
12	TYPE OF REPORTING PERSON IN

(1) Based on 16,079,675 Common Shares outstanding as of September 30, 2016, as reported in the Issuer’s Form 6-K filed with the SEC on November 7, 2016.

CUSIP No.: N5749R100

ITEM 1(a).	NAME OF ISSUER:

Merus N.V. (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

Yalelaan 62 3584 CM Utrecht The Netherlands

ITEM 2(a).	NAME OF PERSON FILING:

Aglaia Oncology Fund B.V. (“AOF”) Aglaia Oncology Seed Fund B.V. (“AOSF”) Aglaia BioMedical Ventures B.V. (“ABV”) Mark Krul Karl Rothweiler

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address for each of the Reporting Persons is: Professor Bronkhorstlaan 10, Building 92 3723 MB Bilthoven The Netherlands

ITEM 2(c).	CITIZENSHIP:

AOF – The Netherlands AOSF – The Netherlands ABV – The Netherlands Mark Krul – The Netherlands Karl Rothweiler – The Netherlands

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Common Shares

ITEM 2(e).	CUSIP NUMBER:

N5749R100

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4.	OWNERSHIP:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
AOF – 1,109,145 AOSF – 397,291 ABV – 1,109,145 Mark Krul – 1,109,145 Karl Rothweiler – 1,109,145

(b)	Percent of class:
AOF – 6.9% AOSF – 2.5% ABV – 6.9% Mark Krul – 6.9% Karl Rothweiler – 6.9%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:
AOF – 711,854 AOSF – 397,291 ABV – 0 Mark Krul – 0 Karl Rothweiler – 0

(ii) Shared power to vote or to direct the vote:
AOF – 397,291 AOSF – 0 ABV – 1,109,145 Mark Krul – 1,109,145 Karl Rothweiler – 1,109,145

(iii) Sole power to dispose or to direct the disposition of:
AOF – 711,854 AOSF – 397,291 ABV – 0 Mark Krul – 0 Karl Rothweiler – 0

(iv) Shared power to dispose or to direct the disposition of:
AOF – 397,291 AOSF – 0 ABV – 1,109,145 Mark Krul – 1,109,145 Karl Rothweiler – 1,109,145

AOF directly holds 711,854 Common Shares of the Issuer.  AOSF directly holds 397,291 Common Shares of the Issuer.  AOSF is a wholly owned subsidiary of AOF and therefore AOF may be deemed to beneficially own the Common Shares of the Issuer directly held by AOSF. ABV is the sole director of AOF and AOSF and therefore may be deemed to beneficially own the Common Shares of the Issuer directly held by AOF and AOSF. The managing directors of ABV are Mark Krul and Karl Rothweiler.  As such, Mark Krul and Karl Rothweiler may be deemed to beneficially own the Common Shares of the Issuer directly held by AOF and AOSF.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

The disclosure in Item 4 is incorporated herein by reference.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

ITEM 10.	CERTIFICATION:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 2017

Aglaia Oncology Fund B.V.

By:	/s/ Karl Rothweiler
Name:	Karl Rothweiler
Title:	Director

Aglaia Oncology Seed Fund B.V.

By:	/s/ Karl Rothweiler
Name:	Karl Rothweiler
Title:	Director

Aglaia BioMedical Ventures B.V.

By:	/s/ Karl Rothweiler
Name:	Karl Rothweiler
Title:	Director

Mark Krul

By:	/s/ Mark Krul

Karl Rothweiler

By:	/s/ Karl Rothweiler

EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Schedule 13G with respect to the Common Shares of Merus N.V., dated as of February 10, 2017, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date:  February 10, 2017

Aglaia Oncology Fund B.V.

By:	/s/ Karl Rothweiler
Name:	Karl Rothweiler
Title:	Director

Aglaia Oncology Seed Fund B.V.

By:	/s/ Karl Rothweiler
Name:	Karl Rothweiler
Title:	Director

Aglaia BioMedical Ventures B.V.

By:	/s/ Karl Rothweiler
Name:	Karl Rothweiler
Title:	Director

Mark Krul

By:	/s/ Mark Krul

Karl Rothweiler

By:	/s/ Karl Rothweiler